

Mailstop 4546

August 2, 2016

Noel Mijares
Chief Executive Officer, President and Director
Ihealthcare, Inc.
141 NE 3rd Avenue
Miami, FL 33132

> **Re:** **Opulent Acquisition, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed July 12, 2016**
> **File No. 000-55378**

Dear Mr. Mijares:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business, page 5

1. We note your response to comment 1. The letter you filed as exhibit 99.1 relates to the Clinical Laboratory Improvement Amendments of 1988. Despite the CLIA waiver, the UDT cup is a medical device subject to FDA regulation under the Federal Food, Drug and Cosmetic Act. It appears that the CLIA waiver affects laboratories using the product. It does not eliminate any of the FDA regulations related to the product itself. Please revise your discussion to describe the applicable regulations and their impact on your business. For example, briefly describe the Section 510(k) requirements; explain the premarket approval/notification requirements and which ones are applicable to the product; disclose whether the product is a Class I, Class II or Class III medical device and the consequences of the classification; describe the post market surveillance requirements; and discuss any applicable regulations relating to labeling and advertising claims. Your discussion should clarify the extent to which you relied, and/or are continuing to rely, on the manufacturer to comply with these requirements and the consequences if the manufacturer does not comply with them.

Current Product(s), page 7

2.   We note your response to our prior comment 2. Please re-file Exhibit 10.2 in its entirety and ensure that the text of the agreement is legible. In the alternative, to the extent you can demonstrate that disclosure of information in the agreement is likely to cause competitive harm and the information is not material to investors, you can redact limited portions of the agreement by filing a request for confidential treatment pursuant to Rule 24b-2. Please follow the procedural requirements detailed in Staff Legal Bulletin No. 1 (with addendum) (July 11, 2001). Please note that we will not grant confidential treatment for material terms to an agreement. Accordingly, for each agreement, please amend your Form 8-K to disclose the following information in the filing, as applicable:

- Each parties' rights and obligations;
- Duration of agreement;
- Termination provisions;
- Payment provisions, which may include the following:
  - Aggregate amounts paid or received to date under the agreement, including any up front or execution payments;
  - Profit or revenue-sharing provisions;
  - Minimum purchase requirements; and
  - The nature of the "special pricing" provisions.

Risk Factors, page 8

3.   We note your response to our prior Comment 3. Please add a risk factor that clearly indicates that you do not know the identity of the manufacturer of the UDT Cup and discuss any related risks. For instance, please disclose that you are unable to verify that the manufacturer will comply with applicable rules and regulations to which the manufacturer of a medical device is subject. Please also discuss any potential product liability to which you may be exposed and your inability to assess the manufacturer's financial ability to compensate you for any potential liabilities related to the product.

4.   We note your response to our prior comment 6. However, your revised disclosure does not address all of the concerns in our comment. Please revise this risk factor to explain that your exclusive forum provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes. Please note that this may encompass reasons other than inconvenience of physical location.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Tom DeNunzio
        V Financial Group, LLC